

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2015

Mailstop 4631

Via E-mail
C. Douglas Mitchell
Chief Financial Officer
Medbox, Inc.
600 Wilshire Blvd., Suite 1500
Los Angeles, California 90017

> **Re: Medbox, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 26, 2015**
> **Response Letter Dated August 4, 2015**
> **File No. 0-54928**

Dear Mr. Mitchell:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Revenue, page 22

1. You have determined the deliverables under your sales arrangements (e.g. the acquisition of a machine, build-outs for the location) "each constitute a separate purchasing decision, and therefore are considered a separate arrangement for revenue recognition purposes." Please provide us with a detailed analysis of your conclusion, addressing and analyzing the specific provisions in GAAP that are relevant, including ASC 605-25-25-3.

2.   We have reviewed the proposed draft future disclosure in your response to prior comment 1. Please revise the disclosure to add detail to the discussion of the key terms of the contract and how they impact your recognition of revenue. For example:

- Clarify the specific nature of significant consulting services provided and classified as "consulting fee revenues," and when these services are typically performed. Clarify the revenue is recognized on a straight-line over the life of the contract. If not evident, provide explanation of why it is appropriate to use the straight-line method to recognize the upfront fee over the entire contract term.

- Expand the discussion of your policy for dispensary unit sales to clarify how the timing of revenue recognition relates to the delivery and installation of the unit, as well as license approval. Discuss the consideration of key contract provisions including return rights, customer acceptance, and customer remedies.

- Explain specifically what a "build-out" entails and delineate the specific services and functions you perform. Provide a summary of key contract terms and conditions relating to the build-outs, including the rights and obligations of both parties. Explain how these terms support your deferral of revenue recognition until issuance of a certificate of occupancy. Disclose your accounting treatment for unbilled costs and associated fees for this work. Explain the significance of the certificate of occupancy, as it relates to the payment terms of the contract.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction